MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026

(Expressed in US Dollars)

BACKGROUND
Lithium Argentina AG (“Lithium Argentina”, the “Company” or “LAR”), is a Swiss-domiciled resource company with lithium projects located in Argentina. The Company’s head office and principal address is Dammstrasse 19, 6300 Zug, Switzerland. On January 23, 2025, the Company completed a plan of arrangement under the laws of the province of British Columbia (the “Arrangement”) involving the Company’s continuation from the province of British Columbia under the name “Lithium Americas (Argentina) Corp.” into Zug, Canton of Zug, Switzerland, as a Swiss share corporation under the name “Lithium Argentina AG”. As a result, the Company ceased to be governed by the Business Corporations Act (British Columbia). Following the Arrangement, the shareholders of the Company prior to the Arrangement continued to hold all the issued and outstanding registered common shares of the Company (the “Continuation”). On January 27, 2025, the Company began trading under the new symbol “LAR” on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”).

This Management’s Discussion and Analysis (“MD&A”) of Lithium Argentina provides an overview of Lithium Argentina's financial condition and results of operations for the three and nine months ended September 30, 2026, and has been prepared as of November 10, 2026. It analyzes key factors influencing the Company's performance, including the Cauchari-Olaroz lithium operation (“Cauchari-Olaroz”), in which the Company holds an interest, its financing activities, and market conditions.

This MD&A should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements and the notes thereto for the three and nine months ended September 30, 2026 (“Q3 2026 financial statements”) and the audited consolidated financial statements and notes thereto for the year ended December 31, 2025 (“YE 2025 financial statements”). Refer to Notes 2 and 3 of Q3 2026 financial statements and YE 2025 financial statements for disclosure of the Company’s material accounting policies. All amounts are expressed in United States dollars (“US dollars” or “US$”), unless otherwise stated. References to CDN$ are in Canadian dollars. This MD&A includes certain statements that may be deemed “forward-looking statements,” “forward-looking information,” “future-oriented financial information,” and/or “financial outlook.” Readers should refer to the cautionary note in the section titled “Forward-Looking Statements” of this MD&A. Information contained on the Company’s website or in other documents referred to in this MD&A is not incorporated by reference herein and does not form part of this MD&A unless otherwise specifically stated.

Cauchari-Olaroz is a lithium carbonate operation located in Jujuy Province, northwestern Argentina. The Company owns a 44.8% interest in the operation through its equity stake in Minera Exar S.A. (“Exar” or "Minera Exar"), an Argentine entity. Operations related to Cauchari-Olaroz are conducted through equity investees Exar and Exar Capital B.V. (“Exar Capital”), a Netherlands entity that provides project funding. The Company and Ganfeng Lithium Co. Ltd. (“Ganfeng”) collectively own 91.5% of Exar (with the remaining 8.5% held by Jujuy Energía y Minería Sociedad del Estado (“JEMSE”)), and 100% of Exar Capital, under a shareholders’ agreement.

On August 24, 2026, the Company and Ganfeng entered into definitive agreements to establish a joint venture (the “PPG JV”) consolidating the Company’s 85.1% interest in the Pastos Grandes project and 65% interest in the Sal de la Puna project with Ganfeng’s wholly owned Pozuelos-Pastos Grandes project (collectively, “PPG”), located in Salta Province, northwestern Argentina. The transaction closed on October 12, 2026, following which the Company holds a 33% interest and Ganfeng holds a 67% interest in the PPG JV.

Additional information relating to the Company, including key risk factors which may impact the Company’s business and financial condition, as well as other information, is contained in the Company’s Annual Report on Form 20-F for the year ended December 31, 2025 (“Form 20-F”), and other filings, which are available on the Company’s website at www.lithium-argentina.com, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Highlights
Cauchari-Olaroz
The Company holds a 44.8% equity interest in Exar, the operating entity for Cauchari-Olaroz, which it jointly operates with Ganfeng. Highlights for the third quarter of 2026 below are presented on a 100% basis.
Stage 1 Operations
▪Production: 9,550 tonnes of lithium carbonate were produced in the third quarter 2026, up 3% from the previous quarter 2026.
•The operation produced at 95% of design capacity, with year-to-date production reaching 28,490 tonnes, which keeps us on track to reach mid-point of our full-year guidance 35,000 - 40,000 tonnes.
▪Operating Costs: Cost of sales totaled $73 million with cash operating costs of $5,801 per tonne1 of lithium carbonate sold, and continued to be impacted by higher energy costs and a stronger Argentina peso.
▪Revenue and Pricing: Revenue was $184 million, reflecting an average realized price2 of $17,580 per tonne, and a cash operating margin2 of 67%.
▪Adjusted EBITDA2: Adjusted EBITDA was $113 million from $110 million in the previous quarter, as higher sales volumes offset lower average prices.
▪Net Income: Net income increased to $37 million from $27 million in the previous quarter, primarily reflecting higher Adjusted EBITDA and lower foreign exchange loss.
▪Operating Cash Flow: Generated $95 million in Operating Cash Flow and $92 million in Free Cash Flow from Operations3.
▪Cash Distributions: A total of $100 million cash was distributed to Lithium Argentina and Ganfeng during the third quarter.
•Subsequent to quarter end, an additional $30 million was distributed, bringing the total amount to $230 million during 2026.
▪Net Debt: Third-party net debt increased by $29 million to $171 million during the quarter.
•In July, $170 million three-year syndicated facility at SOFR plus 1.05% was closed at the project level, with $36 million drawn at the end of the third quarter.

Stage 2 Expansion

On September 30, the results of a Scoping Study for the Cauchari-Olaroz Stage 2 Expansion Project were published, outlining plans to increase production capacity by 45,000 tonnes per annum ("tpa") of LCE at Cauchari-Olaroz (“Stage 2”), increasing total production capacity to approximately 85,000 tpa, with an expected 40-year operating life.

▪Attractive Economics: After-tax NPV8% of $3.1 billion and IRR of 28.5% at $18,000/t lithium carbonate, with estimated operating costs of $5,006/t and initial capital costs of approximately $1.0 billion.
▪Flexible Processing Approach: The project supports a flexible approach to direct lithium extraction ("DLE") technology selection, leveraging existing infrastructure and brownfield synergies to optimize cost, performance and environmental considerations.
▪Accelerated Development4: Advancing an initial 10,000 tpa of the planned 45,000 tpa expansion targeting first production in 2028, subject to required regulatory approvals in Argentina and China.
▪RIGI Approval: In May 2026, the Stage 2 expansion was approved under Argentina's Regimen de Incentivo para Grandes Inversiones ("RIGI"), providing long-term fiscal stability and enhanced FX and tax benefits.
1 Cash operating costs includes all expenditures incurred at the site such as brine management, lithium plant processing, site and provincial office overheads and inventory adjustments. These costs also include project general and administrative costs and sales logistics costs. Cash operating cost per tonne is a non-GAAP financial measure or ratio and does not have a standardized meaning under IFRS and might not be comparable to similar financial measures disclosed by other issuers. See “Non-IFRS and Other Financial Measures”.
2 Refer to section titled “Non-IFRS and Other Financial Measures” below.
3 Free Cash Flow from Operations is Exar net cash generated from operating activities, less capital expenditures and before the deduction of development capital expenditures, including the payment of capitalized interest. Free cash flow from Operations at Exar does not represent cash flow available to the Company at its discretion. Under the shareholder agreement governing Cauchari-Olaroz, excess cash flow (as defined therein) is distributed between the Company and Ganfeng.
4 The accelerated development schedule is not reflected in the Scoping Study economics.

▪Environmental Permitting: The Environmental Impact Assessment ("EIA") application for Stage 2 has been submitted, with environmental approval process underway.

PPG

The Company holds a 33% equity interest in a joint venture with Ganfeng to develop the PPG project in Salta Province in Argentina. The joint venture agreement was completed consolidating three adjacent lithium projects, under a development plan targeting 150,000 tpa of LCE across three phases, leveraging shared infrastructure and a unified resource base.

▪Lithium Argentina and Ganfeng continue to evaluate project financing options, including potential offtake arrangements and sales of minority interest to customers and strategic partners.
▪The RIGI application was submitted in the first quarter of 2026, with approval expected by year-end.

Lithium Argentina Financial and Corporate
▪Liquidity: As of September 30, 2026, Lithium Argentina held $312 million in cash and cash equivalents.
•Subsequent to quarter end, the Company repurchased $200 million of its convertible notes due in January 2027 for approximately $198 million in cash. Approximately $59 million remains outstanding, which the Company intends to repay at or before maturity.
▪Strategic Financing: On September 15, 2026, the Company issued a $180 million unsecured convertible debenture to a subsidiary of Ganfeng, the note bears a coupon of 4.0% per annum, matures six years from issuance and is convertible into common shares of the Company at $12.50 per share.
▪ASX Listing: The Company continued advancing plans for a secondary listing on the Australian Securities Exchange ("ASX"), complementing the Company's NYSE listing and broadening access for Asia-Pacific investors.

OPERATIONAL PERFORMANCE
Cauchari-Olaroz (on a 100% basis)5

Lithium Carbonate Operations (100% basis unless otherwise indicated)	Units	Q3 2026	Q2 2026	Q1 2026	Q4 2025	9M 2026	9M 2025	YoY
Lithium Carbonate Production	k tonnes	9.6	9.3	9.7	9.7	28.6	24.0	19%
Average Realized Price	US$ / t	$17,580	$19,563	$16,818	$9,049	$17,921	$7,063	154%
Lithium carbonate production totaled approximately 28,490 tonnes during the nine months ended September 30, 2026, 19% higher than in the same period of 2025. Production during the third quarter of the year reached 9,550 tonnes and reflected consistently strong operating performance. Based on operating performance, the Company remains on track to achieve its full-year production guidance of 35,000 to 40,000 tonnes of lithium carbonate.

Strong operating performance and a competitive cost profile drove robust financial results amid lower lithium market pricing. Revenue for the third quarter totaled $184.4 million, reflecting an average realized lithium carbonate selling price2 of approximately $17,580 per tonne. This lower realized pricing followed the market pricing trend, which saw significant pressure throughout the quarter.

Cost of sales during the third quarter was $73.4 million, with cash operating costs of approximately $5,801 per tonne of lithium carbonate sold. Cash operating costs decreased 2% quarter-over-quarter, and continued to be impacted by higher energy costs and a stronger Argentina peso.

Adjusted EBITDA for the third quarter of 2026 was $112.5 million, compared to $110.3 million in the previous quarter, as higher sales volumes offset lower average realized prices. The cash operating margin2 for the third quarter was 67%. The strong margin profile translated into operating cash flow of more than $94.6 million and Free Cash Flow from Operations of $91.8 million during the quarter, enabling the project to fund $100 million in cash distributions to Lithium Argentina and Ganfeng.

With commercial production now well established, Cauchari-Olaroz continues to focus on optimizing operating performance while advancing the next phase of growth.

Health and Safety
The Total Recordable Injury Frequency Rate for Cauchari-Olaroz for the twelve months ended September 30, 2026 was 0.49 per 200,000 hours worked (including contractors at site).
The Lost Time Injury Frequency Rate for Cauchari-Olaroz for the twelve months ended September 30, 2026 was 0.0 per 200,000 hours worked (including contractors at site).
Cauchari-Olaroz remains committed to maintaining a safe, and supportive work environment, with ongoing efforts focused on strengthening safety practices.
Strategic Growth Initiatives
Stage 2
On September 30, 2026, the Company announced the results of a Scoping Study for the Cauchari-Olaroz Stage 2 Expansion Project (the "Stage 2 Scoping Study"). The Stage 2 Scoping Study supports a brownfield expansion designed to produce an additional 45,000 tpa of lithium carbonate. This would increase total Cauchari-Olaroz production capacity to approximately 85,000 tpa, with an expected 40-year operating life.

2 Refer to section titled “Non-IFRS and Other Financial Measures” below.
5 Information in this section is presented on a 100% basis of the Cauchari-Olaroz operation; the Company’s economic interest is 44.8%.

The Stage 2 Scoping Study generated an after-tax NPV8% of $3.1 billion and IRR of 28.5% at a $18,000 per tonne lithium carbonate price. A sensitivity analysis using a long-term lithium carbonate price of $20,000 per tonne estimates an after-tax NPV8% of $3.7 billion and IRR of 31.4%.

Concurrently, the Company is proceeding with plans to accelerate an initial 10,000 tpa (the “Initial Phase”) of the planned 45,000 tpa Stage 2 expansion using adsorption DLE technology, subject to receipt of applicable regulatory approvals and permits, including those required in connection with the procurement and deployment of certain technology and equipment. The initial module would provide an opportunity to accelerate incremental production, further demonstrate adsorption DLE performance on a commercial scale and support the phased development of Stage 2. This optionality allows the Company to continue optimizing process selection based on recovery, capital intensity, operating costs and execution considerations while leveraging the existing infrastructure and operating platform at Cauchari-Olaroz.

Early development activities under existing operating permits are underway, including production and exploration drilling, industrial water development and site preparation. These activities are expected to support both the Initial Phase and the broader Stage 2 expansion. The Environmental Impact Assessment application for the full 45,000 tpa expansion has been submitted, with environmental approval currently anticipated during 2027. Stage 2 has received approval under Argentina’s RIGI framework. The Company expects to fund Stage 2 through internally generated cash flow and project-level debt.

During March 2026, the Company released an updated mineral resource and reserve estimate (“Updated Estimate”)6, which supports Stage 2. The expanded measured and indicated mineral resource estimate increased by 42% to 28.1 million tonnes (“Mt”) of LCE at an average grade of 562 mg/L lithium, to support the Stage 2 development plan. The NI 43-101 Mineral Resource estimate is inclusive of Mineral Reserves, whereas the corresponding S-K 1300 Mineral Resource estimate of 25.9 Mt LCE is exclusive of Mineral Reserves.

A technical report, prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) entitled "2026 Cauchari-Olaroz NI 43-101 Technical Report, Jujuy Province, Argentina" dated October 8, 2026, and a report prepared in accordance with Subpart 1300 of Regulation S-K (“S-K 1300”) have been filed by LAR and are available on SEDAR+ and EDGAR. Unless otherwise indicated, all figures are in U.S. dollars and on a 100% basis.

Stage 2 Scoping Study Results - Summary

The financial results are derived from inputs based on an annual production schedule included in the Stage 2 Scoping Study. The Stage 2 Scoping Study estimates an incremental after-tax NPV8% of $3.1 billion and IRR of 29% for the 45,000 tpa of LCE expansion over a 40-year operating period, as summarized below.
6 See the detailed scientific and technical information on Cauchari-Olaroz prepared in accordance with NI 43-101 (including mineral resources and reserves estimates prepared in accordance with CIM Definition Standards adopted by the Canadian Institute of Mining, Metallurgy and Petroleum on May 10, 2014) and are also reported in accordance with S-K 1300. The estimates are supported by a technical report entitled "2026 Cauchari-Olaroz NI 43-101 Technical Report Jujuy, Argentina" dated October 8, 2026 which was filed on SEDAR+ and with the SEC.

Key Results
Operating Profile
Existing Capacity	40,000 tpa LCE
Expansion Annual Production	45,000 tpa LCE
Total Cauchari-Olaroz Capacity after Expansion	85,000 tpa LCE
Project life	40 years
Processing	Hybrid (SX) DLE
Economic Parameters
Lithium Carbonate Price	$18,000 / t
NPV8%	$3.1 B
IRR	29%
Payback	5 years
Financial Metrics
Capital Costs	$1.0 B
Initial Capital Intensity	$22,530 / t
Operating Costs	$5,006 / t

PPG

Lithium Argentina and Ganfeng have entered into definitive agreements, announced on August 24, 2026, establishing the joint venture to develop PPG. The PPG JV was completed on October 12, 2026, consolidating three adjacent projects in Salta Province into a single basin-wide development: Ganfeng’s Pozuelos-Pastos Grandes project, and Lithium Argentina’s Pastos Grandes and Sal de la Puna projects. It targets 150,000 tpa of LCE across three phases. The projects are held under Millennial Lithium B.V., owned 67% by Ganfeng and 33% by Lithium Argentina.

The PPG JV is modeled on the Cauchari-Olaroz joint venture including proportional ownership and funding, shared governance with clear decision rights, and pro-rata offtake allocation. Under the joint venture structure, Ganfeng will act as the lead technical partner and operator, incorporating its technical expertise for DLE and downstream processing, while Lithium Argentina will provide its strong upstream and local knowledge and bring expertise to support the permitting, in-country execution, and stakeholder engagement.

A Scoping Study (“Scoping Study”) for PPG completed in November 2025 outlines a phased development with initial 50,000 tpa of LCE increasing to 150,000 tpa using a hybrid DLE flowsheet that pre-concentrates brine in ponds, then selectively recovers lithium from concentrated brine before final purification and production of lithium carbonate. The technical approach aims to lower reagent and environmental intensity versus traditional processes and is expected to improve product consistency and quality, while reducing costs at a large production scale.
The Scoping Study was filed producing an after-tax NPV8% of $8.1 billion and IRR of 33% at $18,000 per tonne lithium carbonate price. A sensitivity analysis using a long-term lithium carbonate price of $20,000 per tonne estimates an after-tax NPV8% of $9.6 billion and IRR of 36%.
A technical report, prepared by Golder, in accordance with NI 43-101 Standards of Disclosure for Mineral Projects and S-K 1300, was filed. The technical report has an effective date of October 31, 2025. Unless otherwise indicated, all figures are in U.S. dollars and on a 100% basis.

Scoping Study Results - Summary7
The financial results are derived from inputs based on an annual production schedule included in the Scoping Study.
The PPG Scoping Study estimates strong returns with incremental after-tax NPV10% of $5.8 billion and NPV8% of $8.1 billion. A sensitivity analysis of long-term lithium carbonate price on the economic results for the 150,000 tpa of LCE over a 30-year operating period is summarized below.

Key Results
Operating Profile
Annual Production	150,000 tpa LCE
Annual Production – Stage 1	50,000 tpa LCE
Project life	30 years
Economic Parameters[6]
Lithium Carbonate Price	$18,000 / t
NPV8%	$8.1 B
NPV10%	$5.8 B
IRR	32.7%
Payback	7 years
Financial Metrics
Capital Costs	$3.3 B
Capital Costs – Stage 1	$1.1 B
Operating Costs	$5,027 / t
Sustaining Capex	$324 / t
The Secretariat of Mining and Energy of the Province of Salta, Argentina, issued the Environmental Impact Statement, Declaración de Impacto Ambiental (“DIA”), for Stage 1 of the PPG Project, following a 14-month review of the project and the technology. The project has submitted its application to seek eligibility under Argentina’s RIGI framework to enhance fiscal stability and long-term competitiveness.
The partners are jointly pursuing financing options, including collaboration with potential partners and strategic partners for offtake and minority ownership interests.
7All dollar figures are in United States dollars and are on a 100% basis unless otherwise indicated. Canadian investors should review NI 43-101 technical report entitled “Technical Report Scoping Study at the PPG Salars, Salta Province, Argentina” with an effective date of October 31, 2025, available on SEDAR+. An S-K 1300 Technical Report Scoping Study Report at the PPG Salars, Salta Province, Argentina is also available on EDGAR.

FINANCIAL INFORMATION OF EXAR (on a 100% basis)8
The following is the condensed financial information of Exar on a 100% basis, as amended to reflect the Company’s accounting policies. The Company holds a 44.8% economic interest in Exar and accounts for its interest using the equity method of accounting. Accordingly, the recorded results and financial position of Exar are included in a single line item in the Company’s consolidated statements of comprehensive income and financial position, respectively.

	Three Months Ended September 30,		Nine Months Ended September 30,
Exar Condensed Statement of Comprehensive Income	2026	2025	2026	2025
(100% basis unless otherwise indicated)	$	$	$	$
Sales	184.4	58.5	526.8	179.9
Cost of sales	(73.4)	(57.0)	(201.7)	(174.0)
Gross profit	111.0	1.5	325.1	5.9

Selling and distribution expenses	(13.8)	(4.6)	(40.4)	(14.0)
Administrative and other expenses	(1.3)	(1.3)	(3.7)	(5.6)
Finance costs	(26.4)	(35.4)	(77.3)	(109.5)
Foreign exchange loss	(1.6)	(2.7)	(4.6)	(8.0)
Derivative gain/(loss)	1.8	(45.2)	(5.6)	51.3
Other income/(expense)	3.7	0.4	2.8	0.1
Deferred tax expense	(36.6)	20.6	(83.2)	9.8
Net income/(loss)	36.8	(66.7)	113.1	(70.0)
Revenue and Gross Profit
▪Sales increased 215% to $184.4 million for the three months ended September 30, 2026 (2025 - $58.5 million), primarily driven by an increase in realized price.
▪Gross profit increased to $111.0 million for the three months ended September 30, 2026 (2025 - $1.5 million), with gross margin improving to 60% from 3%, reflecting improved pricing and operating efficiencies as production increased.
Net Income
▪Net income increased 155% to $36.8 million for the three months ended September 30, 2026 (2025 - loss of $66.7 million), an improvement of $103.5 million, primarily due to the $109.5 million increase in gross profit and a derivative gain of $1.8 million compared to a loss of $45.2 million in 2025, partially offset by a deferred tax expense of $36.6 million compared to a recovery of $20.6 million in 2025.
▪Exar’s cost of sales includes depreciation of $16.6 million (2025 - $12.2 million) for the three months ended September 30, 2026 and $47.7 million (2025 - $38.9 million) for the nine months ended September 30, 2026.
8 Information in this section is presented on a 100% basis of the Cauchari-Olaroz operation; the Company’s economic interest is 44.8%.

Financial Position

Exar Condensed Balance Sheet	September 30, 2026	December 31, 2025
(100% basis unless otherwise indicated)	$	$
Current assets:
Cash and cash equivalents	32.9	70.8
Short-term investments	154.1	16.0
Other current assets	398.6	344.5
Total current assets	585.6	431.3
Non-current assets	1,374.6	1,409.3
Current liabilities:
Third-party loans	(253.4)	(242.9)
Other current liabilities	(59.5)	(61.6)
Total current liabilities	(312.9)	(304.5)
Non-current liabilities:
Third-party loans	(104.2)	(49.8)
Loans from Exar Capital	(845.3)	(911.3)
Loans from PGCo	-	(71.5)
Derivative liability on loans from Exar Capital and PGCo	(7.4)	(10.6)
Other non-current liabilities	(175.0)	(90.6)
Net assets	515.4	402.3
▪During the nine months ended September 30, 2026, Cauchari-Olaroz made cash distributions of $200 million, net of withholding tax, of which $100.3 million was attributable to LAR. These included $13.2 million of distributions declared in the fourth quarter of 2025, Subsequent to September 30, 2026, Cauchari-Olaroz made additional cash distributions of $30.0 million, of which $13.7 million was attributable to LAR.
▪Net assets increased to $515.4 million at September 30, 2026 (2025 – $402.3 million), reflecting net income of $113.1 million for the nine months. Total assets increased by $119.4 million, mainly higher short-term investments and other current assets, partially offset by lower cash. Total liabilities increased by $6.3 million, as higher third-party loans of $64.9 million and other non-current liabilities of $84.4 million, primarily deferred tax liabilities, were largely offset by the repayment of the $71.5 million PGCo loan and a $66.0 million reduction in loans from Exar Capital.
▪Current assets increased to $585.6 million (2025 – $431.3 million), driven primarily by a $48.6 million increase in trade receivables reflecting higher realized lithium prices, and a $138.1 million increase in short-term investments as balances were deployed into securities, partially offset by lower cash balances following debt service.
▪As of September 30, 2026, Exar’s outstanding third-party debt amounted to $357.6 million (2025 – $292.7 million), including $112.5 million collateralized with short-term investments, including $112.5 million collateralized with short-term investments, while its cash and short-term investments balance was $187.0 million (2025 – $86.7 million), including $111 million used as collateral for debt, including $111.6 million pledged as collateral for that debt.
▪Shareholder loans from Exar Capital, representing a historical source of funding, totaled $845.3 million (2025 – $911.3 million).

Cash Flows

Exar Condensed Statement of Cash Flows	Three Months Ended September 30,		Nine Months Ended September 30,
(100% basis unless otherwise indicated)	2026	2025	2026	2025
	$	$	$	$
Net cash provided/(used) in operating activities	94.6	5.2	272.6	(33.7)
Net cash (used)/provided by investing activities	(112.6)	0.4	(184.8)	6.5
including purchases of property, plant and equipment	(2.8)	(3.4)	(6.5)	(9.6)
including repayment of capitalized interest on shareholder loans	(19.6)	—	(36.1)	—
Net cash (used)/provided by financing activities	20.1	23.6	(125.3)	72.5
Effect of foreign exchange on cash	0.1	(0.5)	(0.3)	(2.8)
Change in cash and cash equivalents	2.2	28.7	(37.8)	42.5
Cash and cash equivalents - beginning of the period	30.7	25.0	70.8	11.2
Cash and cash equivalents - end of the period	32.9	53.7	33.0	53.7
Note: Exar cash flow information is presented on a 100% basis, adjusted for certain reclassifications to conform with Lithium Argentina’s presentation. Figures may not sum due to rounding.

Metric	Q3-26	Q3-25%		Q3-26	Q2-26%
Production (tonnes)	9,550	8,332	+15%	9,550	9,280	+3%
Avg Sales Price ($/t)	17,580	7,522	+134%	17,580	19,563	-10%
Revenue ($M)	184.4	58.5	+215%	184.4	174.1	+6%
Cash Operating Costs ($M)	60.8	48.9	+24%	60.8	52.5	+16%
C1 Cash Operating Costs per tonne ($/t)	5,801	6,285	-8%	5,801	5,897	-2%
Net Income ($M)	36.8	-66.7	+155%	36.8	27.0	+36%
EBITDA ($M)	116.4	-39.7	+393%	116.4	108.0	+8%
Adjusted EBITDA ($M)	112.5	7.8	+1,342%	112.5	110.3	+2%
Note: C1 Cash Operating Costs, EBITDA and Adjusted EBITDA are non-IFRS measures. Please refer to section Non-IFRS and Other Financial Measures.
Exar Operational Performance (Non-IFRS Measures) 9

▪Q3 2026 Adjusted EBITDA increased to $112.5 million, compared to $7.8 million in Q3 2025 and $110.3 million in Q2 2026 primarily reflecting higher realized prices compared to Q3 2025 and higher sales volumes compared to Q2 2026.
▪Q3 2026 revenue increased 215% year-over-year to $184.4 million, driven by stronger realized lithium prices and higher sales volumes.
▪C1 cash operating costs were $5,801 per tonne in Q3 2026, 8% lower than Q3 2025 reflecting operating efficiency on higher production volumes and 2% lower than Q2 2026 as a result of higher production volumes and sales volumes, partially offset by higher energy costs and the impact of a stronger Argentine peso.
▪Cash operating costs of $60.8 million in Q3 2026 were 16% higher than Q2 2026, and 24% higher year-over-year reflecting higher sales volumes.
Exar’s Third Party Debt
Exar’s third-party debt, including accrued interest, was $357.6 million at September 30, 2026 (December 31, 2025 – $292.7 million), translated at the official exchange rate. Cash and short-term investments were $187.0 million (December 31, 2025 – $86.7 million), resulting in third-party net debt of $170.6 million (December 31, 2025 – $206.0 million). The Company’s proportionate share of this net debt was $83.5 million. Exar’s third-party debt comprised the following:

9 Refer to section titled “Non-IFRS and Other Financial Measures” below.

(100% basis)	Key terms	September 30, 2026	December 31, 2025
		$	$
Bilateral facility (2024)	Secured by standby letters of credit provided by Ganfeng; maturity extended to December 2027	100.0	100.0
Argentine corporate bonds (November 2024)	8.0% per annum, payable semi-annually; two tranches maturing May and November 2027	50.0	50.0
Syndicated facility (2026)	$170.0 million, three-year term, SOFR plus 1.05%; $36.0 million drawn	36.0	—
Bilateral facility (2026)	$50.0 million, two-year term, SOFR plus 1.80%	50.0	—
Syndicated facility (2024)	Repaid in 2026	—	100.0
Other bilateral loans	Repaid in 2026	—	30.0
Collateralized short-term borrowings	Secured by Argentine sovereign and corporate bonds held as short-term investments; settle on maturity of the bonds in 2027	112.5	9.3
Total principal		348.5	289.3
Accrued interest		9.1	3.4
Total third-party debt		357.6	292.7
Less: cash and short-term investments		(187.1)	(86.7)
Third-party net debt		170.5	206.0

Of the total, $253.4 million was contractually due within twelve months and $104.2 million was classified as non-current. The $100.0 million bilateral facility is secured by one-year standby letters of credit arranged by Ganfeng and is extended on their renewal. On October 21, 2026, the first $50.0 million tranche was extended to October 18, 2027 (letter of credit to October 31, 2027), and the second tranche, due December 1, 2026, is expected to be extended on the same terms.

During the nine months ended September 30, 2026, Exar repaid the $100.0 million syndicated facility entered into in 2024 and $30.0 million of other bilateral loans, and in the third quarter entered into a new three-year syndicated facility of $170.0 million at SOFR plus 1.05%, of which $36.0 million was drawn at September 30, 2026, and a $50.0 million two-year facility at SOFR plus 1.80%. Collateralized short-term borrowings increased to $112.5 million; these are secured by Argentine sovereign and corporate bonds with a face value of approximately $127 million held as short-term investments and are expected to be settled on maturity of the underlying bonds in 2027. Exar, with the support of the Company and Ganfeng, continues to pursue longer-term financing as lending conditions in Argentina improve.

SELECTED FINANCIAL INFORMATION OF THE COMPANY
Liquidity
On September 15, 2026, the Company issued the $180.0 million unsecured GFL Debentures, bearing interest at 4.0% per annum, maturing on September 15, 2032 and convertible at $12.50 per share, and cancelled its undrawn $130.0 million debt facility with Ganfeng.

As at September 30, 2026, the Company had cash and cash equivalents of $312.3 million (2025 – $61.1 million), including $180.0 million of GFL Debenture proceeds restricted to retiring the 2021 Convertible Notes, and receivables from purchasers of lithium carbonate of $57.5 million, available to settle current liabilities, excluding liabilities held for sale, of $496.0 million. Current liabilities include the 2021 Convertible Notes, with a carrying value of $250.6 million (face value of $258.8 million) maturing on January 15, 2027, and the GFL Debenture, with a carrying value of $177.7 million. Excluding the GFL Debenture, current liabilities were $318.3 million.

The GFL Debenture was classified as a current liability as at September 30, 2026, because its conversion option, settleable solely in common shares, is not classified as equity. Except in the circumstances described in

Note 13 of the Q3 2026 financial statements, its principal of $180.0 million is not repayable in cash until September 15, 2032.

During the nine months ended September 30, 2026, the Company received $58.6 million from Exar Capital as repayment of outstanding loan and related interest, and a further $13.7 million subsequent to September 30, 2026.

Subsequent to September 30, 2026, the Company repurchased $200.0 million aggregate principal amount of the 2021 Convertible Notes for cash consideration of $198.4 million, plus accrued and unpaid interest of $0.9 million, funded from the proceeds of the GFL Debenture and cash on hand. The remaining $58.8 million aggregate principal amount is due on January 15, 2027, and the Company intends to repay it at maturity from cash on hand.

Quarterly Information

Selected consolidated financial information is as follows:

	2026			2025				2024
(in US$ millions)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
	$	$	$	$	$	$	$	$
Total assets of continuing operations	821.7	1,152.5	1,159.4	1,099.8	1,078.7	1,141.1	1,130.8	1,131.2
Assets held for sale	532.0	—	—	—	—	—	—	—
Property, plant and equipment of continuing operations	0.7	9.1	9.3	9.4	8.9	9.0	8.8	9.0
Current assets of continuing operations	370.5	147.9	167.6	84.7	84.6	132.1	133.1	117.4
Total liabilities of continuing operations	(496.3)	(312.9)	(326.0)	(282.8)	(251.7)	(252.8)	(242.5)	(240.3)
Liabilities held for sale	(0.9)	—	—	—	—	—	—	—
Income/(expenses) before other items	7.6	3.2	11.7	6.0	(59.7)	(9.4)	(9.4)	(7.5)
Income/(loss) from continuing operations	13.5	2.6	8.7	3.1	(64.0)	(4.0)	(7.4)	(4.5)
(Loss)/income from discontinued operations	(0.6)	(1.3)	(1.2)	(4.2)	(0.5)	(0.1)	0.2	(0.3)
Net income/(loss)	12.9	1.3	7.5	(1.1)	(64.5)	(4.1)	(7.2)	(4.8)
Notes:
1.Quarterly amounts added together may not equal to the total reported for the period due to rounding.
2. As of September 30, 2026, Pastos Grandes and the Company’s 65% interest in Sal de la Puna, both held through Millennial, were classified as held for sale and their results presented as a discontinued operation. Income from continuing operations and loss from discontinued operations have been re-presented on this basis for all periods presented and accordingly differ from the amounts previously reported.

Discussion of Quarterly Trends

Following the agreements to establish the PPG JV on August 24, 2026, Millennial, which holds the Company’s interests in Pastos Grandes and Sal de la Puna, is classified as held for sale as at September 30, 2026, and its results are presented as a discontinued operation for all periods in the table above.

Quarter-over-quarter changes in total assets are driven primarily by receivables from purchasers of lithium carbonate, which vary with the timing of shipments and settlements; the loans to Exar Capital, which increase with accrued interest and decrease with repayments by Exar Capital; and the investment in the Cauchari-Olaroz project, which is adjusted for the Company’s share of income or loss under the equity method. Changes in total liabilities are driven primarily by the payable to Minera Exar for lithium carbonate purchases and by the Convertible Debentures, the carrying amounts of which increase with interest accreted on the debt host and change with the fair value remeasurement of the embedded derivatives.

The Company’s share of income or loss from Cauchari-Olaroz is also affected by Argentine economic conditions, mainly through foreign exchange movements, fair value changes in the Blue Chip Swap-linked embedded derivative on Minera Exar’s shareholder loans, and the effect of peso movements on operating costs. The Company's share of income/(loss) from Cauchari-Olaroz was: $16.8 million in Q3 2026, $12.3 million in Q2 2026, $22.1 million in Q1 2026, $13.7 million in Q4 2025, and a loss of $52.5 million in Q3 2025. Significant items affecting quarterly comparability were:

Q3 2026 — On September 15, 2026, the Company issued the $180.0 million GFL Debenture to a subsidiary of Ganfeng, which increased cash and current liabilities, and is presented as current because the conversion option is not classified as equity (refer to “Financing Activities”). As a result of the PPG JV transaction, assets and liabilities of $532.0 million and $0.9 million, respectively, are presented as current assets held for sale, which increased current assets and reduced property, plant and equipment. Loans to Exar Capital decreased following the receipt of $45.6 million of principal and related interest, and receivables from lithium carbonate sales increased by $11.4 million.

Q2 2026 — Receivables from lithium carbonate sales decreased by $19.5 million.

Q1 2026 — Exar repaid in full the $72.0 million loan from PGCo, including accrued interest, increasing cash and reducing non-current loan receivables, and the Company acquired $26.0 million of Exar Capital loan receivables from Ganfeng. PGCo settled its $12.9 million shareholder liability to Ganfeng.

Q4 2025 — PGCo recognized a $12.9 million shareholder liability to Ganfeng resulting from the PGCo share premium reduction transaction.

Q3 2025 — The Company's $52.5 million share of loss from Cauchari-Olaroz included previously unrecognized losses from 2024, triggered when loans from Exar Capital B.V. were assigned and capitalized into Exar's equity by the Company and Ganfeng as part of a loan restructuring. Total liabilities decreased on derecognition of the deferred tax liability.

As of September 30, 2026, total assets include the Company’s $144.4 million equity investment in the Cauchari-Olaroz project, $296.0 million of loans to Exar Capital and $532.0 million of assets held for sale.

Results of Operations
Nine months ended September 30, 2026 ("YTD 2026") versus Nine months ended September 30, 2025 ("YTD 2025")

Financial results	Nine Months Ended September 30,		Change
(in US$ million)	2026	2025
	$	$	$
INCOME/EXPENSES
Exploration and evaluation expenditures	(0.7)	(1.9)	1.2
General and administrative	(14.7)	(11.4)	(3.3)
Share based compensation	(13.2)	(11.8)	(1.4)
Share of income/(loss) of Cauchari-Olaroz Project	51.1	(53.4)	104.5
	22.5	(78.5)	101.0
OTHER ITEMS
Transaction costs	(2.5)	(3.2)	0.7
Gain on financial instruments measured at fair value	5.4	0.1	5.3
Finance and other costs	(24.5)	(21.1)	(3.4)
Foreign exchange gain	0.1	0.1	—
Loss on JEMSE receivable	—	(9.3)	9.3
Finance and other income	23.7	36.6	(12.9)
	2.2	3.2	(1.0)

INCOME/(LOSS) BEFORE TAXES	24.7	(75.3)	100.0

INCOME/(LOSS) FROM CONTINUING OPERATIONS	24.7	(75.3)	100.0

LOSS FROM DISCONTINUED OPERATIONS	(3.0)	(0.4)	(2.6)

NET INCOME/(LOSS)	21.7	(75.7)	97.4

The Company reported a net income of $21.7 million for the nine months ended September 30, 2026, compared to a net loss of $75.7 million for the nine months ended September 30, 2025. The change was primarily attributable to:
▪share of income from the Cauchari-Olaroz Project of $51.1 million in YTD 2026, compared to a share of loss of $53.4 million in YTD 2025, reflecting improved operating results at Minera Exar driven by higher realized lithium carbonate prices. The YTD 2025 share of loss included $26.0 million of previously unrecognized losses for 2024, recognized following the loan restructuring completed in the third quarter of 2025;
▪a gain on financial instruments measured at fair value of $5.4 million in YTD 2026, compared to a gain of $0.1 million in YTD 2025, arising from the remeasurement of the embedded derivatives in the 2021 Convertible Notes and the GFL Debenture; and
▪no loss on the JEMSE receivable in YTD 2026, compared to a loss of $9.3 million in YTD 2025, which arose from adjustments to the carrying value of the receivable based on updated cash flow estimates, including in connection with the loan restructuring.

These impacts were partially offset by:
▪lower finance and other income of $23.7 million in YTD 2026, compared to $36.6 million in YTD 2025, primarily reflecting lower interest income on loans to Exar Capital following the capitalization of certain loans into equity in Q3 2025 and $58.6 million repayment of loan principal and related interest by Exar Capital in YTD 2026;
▪higher general and administrative expenses of $14.7 million in YTD 2026, compared to $11.4 million in YTD 2025, primarily reflecting higher salaries and benefits and professional fees;
▪higher finance and other costs of $24.5 million in YTD 2026, compared to $21.1 million in YTD 2025, primarily reflecting higher interest accreted on the 2021 Convertible Notes and interest on the GFL Debenture from September 15, 2026; and
▪a loss from discontinued operations of $3.0 million in YTD 2026, compared to $0.4 million in YTD 2025 (refer to “Discontinued Operations” section below).

Purchases and sales of lithium carbonate

During the nine months ended September 30, 2026, the Company was entitled to purchase its 49% share of Exar’s lithium carbonate production shipped during the period and, pursuant to its offtake agreements, sell that volume to Ganfeng and BCP Innovation PTE LTD (“Bangchak”), a wholly-owned subsidiary of Bangchak Corporation Public Company Ltd. Based on its principal versus agent assessment, the Company concluded that it acted as an agent in these transactions, as control of the lithium carbonate did not transfer to the Company prior to transfer to the end customers and the Company was not exposed to inventory or price risk. Accordingly, the Company did not recognize revenue or cost of sales in respect of these transactions.

As at September 30, 2026, the Company had a payable of $60.0 million to Exar for lithium carbonate purchases and receivables of $57.5 million for lithium carbonate sales, comprising $40.6 million from Ganfeng and $16.9 million from Bangchak. The net payable balance reflects timing differences in payments at period end.
Expenses

▪Exploration and evaluation expenditures: $0.7 million (2025 – $1.9 million), related to the Antofalla Project and corporate exploration support, reflecting lower activity and cost reduction efforts. Exploration and evaluation expenditures related to Pastos Grandes are presented within discontinued operations.
▪Share based compensation: $13.2 million (2025 – $11.8 million), a non-cash expense related to restricted share units (“RSUs”), performance share units (“PSUs”), deferred share units (“DSUs”), and stock options. The increase was primarily due to the number and fair value of awards outstanding during the period.
▪General and administrative expenses: $14.7 million (2025 – $11.4 million), primarily reflecting higher salaries and benefits due to increased headcount and compensation changes, and higher professional expenses. General and administrative expenses included:
•Salaries and benefits: $7.5 million (2025 – $5.6 million).
•Professional fees: $3.8 million (2025 – $2.3 million).
•Office and administrative expenses: $2.5 million (2025 – $2.1 million).

Other Items
▪Gain on financial instruments: $5.4 million (2025 – gain of $0.1 million), arising on the remeasurement of the embedded derivatives, estimated using a partial differential equation method with Monte Carlo simulation, comprising:
▪2021 Convertible Notes: a gain of $3.0 million (2025 – gain of $0.1 million), primarily reflecting the shorter remaining term to the January 2027 maturity and decreases in the Company’s share price from $5.58 to $5.50 and in volatility from 75% to 60% since December 31, 2025.
▪GFL Debenture: a gain of $2.4 million, since initial recognition on September 15, 2026, primarily reflecting decreases in the Company’s share price from $5.67 to $5.50 and in volatility from 76% to 74%, partially offset by a higher credit spread.
▪Finance and other income: $23.7 million (2025 – $36.6 million), primarily includes:
•Interest from Exar Capital: $20.2 million (2025 – $33.6 million).
•Interest on cash and deposits: $2.9 million (2025 – $2.3 million).

▪Finance and other costs: $24.5 million (2025 – $21.1 million), primarily comprised of interest on the 2021 Convertible Notes of $22.8 million (2025 – $20.5 million) and interest on the GFL Debenture of $0.5 million.
▪Transaction costs: $2.5 million (2025 – $3.2 million), mainly related to the PPG JV transaction.

Discontinued Operations

On August 24, 2026, the Company and Ganfeng entered into definitive agreements to establish the PPG JV, at which date the assets and liabilities of Millennial, which holds the Company’s interests in Pastos Grandes and Sal de la Puna, met the criteria for classification as held for sale under IFRS 5, Non-current Assets Held for Sale and Discontinued Operations. They are presented as held for sale at their carrying value as at September 30, 2026, which was lower than fair value less costs to sell, and their results are presented as discontinued operations, with comparative periods re-presented.
As at September 30, 2026, assets held for sale of $532.0 million comprised the investment in the Sal de la Puna joint venture of $183.4 million, exploration and evaluation assets of $339.6 million, property, plant and equipment of $8.4 million, cash of $0.6 million and receivables of $0.1 million. Liabilities held for sale were $0.9 million, resulting in net assets held for sale of $531.1 million.
The loss from discontinued operations was $3.0 million for YTD 2026 (YTD 2025 – $0.4 million) and $0.6 million for Q3 2026 (Q3 2025 – $0.5 million). The YTD 2026 loss comprised exploration and evaluation expenditures of $1.9 million, finance and other costs of $1.8 million and the share of loss of Sal de la Puna of $0.2 million, partially offset by finance and other income of $0.5 million and a deferred tax recovery of $0.4 million. YTD 2025 included finance and other income of $4.6 million, mainly interest on the PGCo loan to Minera Exar.

The PPG JV transaction closed on October 12, 2026, from which date the Company ceased to control Millennial and its subsidiaries.

Three months ended September 30, 2026 (“Q3 2026”), versus Three months ended September 30, 2025 (“Q3 2025”)

Financial results	Three Months Ended September 30,		Change
(in US$ million)	2026	2025
	$	$	$
INCOME/EXPENSES
Exploration and evaluation expenditures	(0.2)	(0.6)	0.4
General and administrative	(5.0)	(3.4)	(1.6)
Share based compensation	(4.0)	(3.2)	(0.8)
Share of income/(loss) of Cauchari-Olaroz Project	16.8	(52.5)	69.3
	7.6	(59.7)	67.3
OTHER ITEMS
Transaction costs	(1.0)	(0.9)	(0.1)
Gain on financial instruments measured at fair value	7.3	(0.4)	7.7
Finance and other costs	(8.5)	(7.1)	(1.4)
Foreign exchange gain	—	0.3	(0.3)
Loss on JEMSE receivable	—	(9.3)	9.3
Finance and other income	8.2	11.3	(3.1)
	6.0	(6.1)	12.1

INCOME/(LOSS) BEFORE TAXES	13.6	(65.8)	79.4

Deferred tax recovery/(expense)	—	1.8	(1.8)

INCOME/(LOSS) FROM CONTINUING OPERATIONS	13.6	(64.0)	77.6

LOSS FROM DISCONTINUED OPERATIONS	(0.6)	(0.5)	(0.1)

NET INCOME/(LOSS)	13.0	(64.5)	77.5
The Company reported a net income of $13.0 million for Q3 2026, compared to a loss of $64.5 million for Q3 2025. The change was primarily attributable to:
▪share of income from the Cauchari-Olaroz Project of $16.8 million in Q3 2026, compared to a share of loss of $52.5 million in Q3 2025 (which included $26.0 million of previously unrecognized losses for 2024);
▪a gain on financial instruments measured at fair value of $7.3 million in Q3 2026, compared to a loss of $0.4 million in Q3 2025, primarily from the remeasurement of the embedded derivatives in the 2021 Convertible Notes and the GFL Debenture;
▪no loss on the JEMSE receivable in Q3 2026, compared to a loss of $9.3 million in Q3 2025; and
▪lower exploration and evaluation expenditures, due to lower activity in the quarter.
These impacts were partially offset by:
▪lower finance and other income of $8.2 million in Q3 2026, compared to $11.3 million in Q3 2025, primarily reflecting lower interest on loans to Exar Capital;
▪higher general and administrative expenses of $5.0 million in Q3 2026, compared to $3.4 million in Q3 2025;
▪higher finance and other costs of $8.5 million in Q3 2026, compared to $7.1 million in Q3 2025; and
▪higher transaction costs of $1.0 million in Q3 2026, compared to $0.9 million in Q3 2025.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flow Highlights	Three Months Ended September 30,		Nine Months Ended September 30,
(in US$ million)	2026	2025	2026	2025
	$	$	$	$
Net cash used in operating activities	(12.0)	(7.1)	(22.6)	(27.8)
Net cash provided by investing activities	45.5	3.0	104.3	6.4
Net cash provided/(used) in financing activities	179.7	(0.1)	170.0	(0.2)
Effect of foreign exchange on cash	—	0.2	0.1	0.1
Cash held for sale	(0.6)	—	(0.6)	—
Change in cash and cash equivalents	212.6	(4.0)	251.2	(21.5)
Cash and cash equivalents - beginning of the period	99.7	68.0	61.1	85.5
Cash and cash equivalents - end of the period	312.3	64.0	312.3	64.0
As at September 30, 2026, the Company had cash and cash equivalents of $312.3 million, including $180.0 million of GFL Debenture proceeds restricted to purchasing, refinancing or repaying the 2021 Convertible Notes. Subsequent to September 30, 2026, LAR received $13.7 million from Exar Capital as a repayment of a portion of outstanding loan and related interest.

The Company expects that its existing cash balance, distributions from equity investees, and other sources of financing will provide sufficient resources to fund its share of Cauchari-Olaroz planned expenditures, as well as general and administrative costs and other obligations (refer to section “Liquidity” above).
Pursuant to the agreements governing Cauchari-Olaroz and, following the closing of the PPG JV on October 12, 2026, PPG, decisions regarding capital budgets for these projects require agreement between Lithium Argentina and the projects’ co-owner, Ganfeng.

The Company’s capital resources are driven by the status of its assets, the operation at Cauchari-Olaroz, and its ability to secure investor support for its initiative.
In the long-term, the Company expects to meet its obligations and fund the development of its projects through the financing plans described above. However, given the conditions associated with such financing, there can be no assurance that the Company will successfully complete all of its contemplated financing plans. Except as disclosed, the Company is not aware of any trends, demands, commitments, events, or uncertainties that are likely to materially affect its liquidity and capital resources, either positively or negatively, in the near or foreseeable future. The Company does not engage in currency hedging to mitigate any risks related to currency fluctuations.
Operating Activities
Cash used in operating activities for the nine months ended September 30, 2026, was $22.6 million (2025 – $27.8 million), of which $20.2 million (2025 – $23.9 million) related to continuing operations. The significant components of operating activities are discussed in the “Results of Operations” section above.

Investing Activities
Cash provided by investing activities for the nine months ended September 30, 2026, was $104.3 million (2025 – $6.4 million), of which $32.6 million (2025 – $3.9 million) related to continuing operations and $71.7 million (2025 – $2.5 million) to discontinued operations.

During the nine months ended September 30, 2026, the Company received $58.6 million as repayment of outstanding loan and related interest from Exar Capital, and PGCo (presented within discontinued operations) received $72.0 million as repayment in full of its loan to Minera Exar. This was partially offset by the acquisition of $26.0 million in Exar Capital loan receivables from Ganfeng.

Financing Activities
Cash provided by financing activities for the nine months ended September 30, 2026, was $170.0 million (2025 – cash used of $0.2 million), primarily comprising the $180.0 million proceeds from the GFL Debenture and $1.2 million from the exercise of equity awards, partially offset by cash used in financing activities of discontinued operations of $11.0 million, mainly the settlement of the PGCo shareholder distribution payable to Ganfeng.
2021 Equity-settleable Convertible Notes
On December 6, 2021, the Company closed an offering (the “Offering”) of $225 million aggregate principal amount of 1.75% convertible senior notes due in 2027 (the “2021 Convertible Notes,” “2021 Equity-settleable Convertible Notes,” or “2021 Notes”). On December 9, 2021, the initial purchasers exercised in full their option to purchase an additional $33.75 million aggregate principal amount, increasing the total offering to $258.75 million. Following an adjustment on October 17, 2023 in connection with the Separation, the conversion rate is 52.6019 common shares per $1,000 principal amount of the 2021 Convertible Notes.
Subsequent to September 30, 2026, in October 2026, the Company repurchased $200.0 million aggregate principal amount of the 2021 Convertible Notes for cash consideration of $198.4 million, representing 99.20% of the principal amount repurchased, together with accrued and unpaid interest of $0.9 million. The repurchase was funded from the proceeds of the GFL Debenture and cash on hand. Following the repurchase, $58.8 million aggregate principal amount of the 2021 Convertible Notes remains outstanding.
Convertible Debenture issued to GFL

On September 15, 2026, the Company issued a $180.0 million unsecured convertible debenture to GFL International Co., Limited, a subsidiary of Ganfeng (the “GFL Debenture”), on a non-brokered private placement basis. The GFL Debenture bears interest at 4.0% per annum, payable in cash semi-annually in arrears on January 15 and July 15 of each year beginning January 15, 2027, and matures on September 15, 2032. The proceeds are restricted to purchasing, refinancing or repaying the 2021 Convertible Notes.
The GFL Debenture is convertible into common shares of the Company at a conversion price of $12.50 per share at the option of the holder from the earliest of a change of control of the Company, an event of default remaining uncured for 30 days, and September 15, 2027, subject to an exchange cap and a 19.99% ownership cap. From September 15, 2027, the Company may redeem the GFL Debenture in cash at the conversion amount if the closing price of the common shares has been at least 130% of the conversion price for 20 of any 30 consecutive trading days.
The GFL Debenture comprises a debt host measured at amortized cost and a compound embedded derivative measured at fair value through profit or loss. On initial recognition, the embedded derivative was recorded at its fair value of $29.8 million and the debt host at the residual amount of $150.2 million. As the conversion feature is not classified as equity and the Company does not have the right to defer settlement for at least twelve months, the GFL Debenture, with a carrying value of $177.7 million, is presented within current liabilities as at September 30, 2026. Concurrently with the issuance, the Company’s undrawn $130.0 million debt facility with Ganfeng was cancelled.
CURRENT SHARE DATA
Issued and outstanding diluted securities of the Company as at the date of this MD&A are as follows:

Shares issued and outstanding	164.2 million
Restricted Share Units (RSUs)	7.6 million
Deferred Share Units (DSUs)	1.1 million
Stock Options (diluted)	0.1 million
Performance Share Units (PSUs)	0.1 million
Total shares, fully diluted	173.1 million

RELATED PARTY TRANSACTIONS

Any transactions between the Company and its equity-accounted investees Sal de la Puna, Minera Exar, and Exar Capital are considered related party transactions (refer to Notes 6, 7, 8 and 9 of the Q3 2026 Financial Statements).
▪Minera Exar, one of the Company’s equity-accounted investees, has entered into the following transactions with companies controlled by the family of its Director, who is also a director of Lithium Argentina:
•Option Agreement with Grupo Minero Los Boros S.A. dated March 28, 2016, for the transfer to Minera Exar of title to certain mining properties that comprise a portion of the Cauchari-Olaroz project. During the first quarter of 2026, the Company resumed discussions with Grupo Minero Los Boros regarding the agreed quarterly payment schedule, which had been suspended since August 2022. Accordingly, installment payments of $0.2 million each were made in February, May, and August 2026.
•No expenditures were incurred under the construction services contract for the Cauchari-Olaroz project with Magna Construcciones S.R.L. (“Magna”) for the nine months ended September 30, 2026.
•Service agreement with a consortium owned 49% by Magna. The agreement, entered into in Q1 2022, relates to the servicing of the evaporation ponds at Cauchari-Olaroz over a five-year term. For the nine months ended September 30, 2026, transactions under this agreement totaled $20.2 million (including VAT).

▪During the nine months ended September 30, 2026, Exar Capital facilitated the purchase of certain materials and supplies on behalf of Minera Exar amounting to $28.6 million (2025 – $14.1 million). These transactions are settled by Minera Exar upon delivery of the goods and receipt of supplier documentation.

▪During the nine months ended September 30, 2026, Minera Exar repaid a portion of outstanding loan and related interest to Exar Capital totaling $124.9 million.

▪During the nine months ended September 30, 2026, Minera Exar repaid in full the loan receivable owing to PGCo, including accrued interest, totaling $72.0 million, comprising principal of $65.0 million and accrued interest of $7.0 million. In conjunction with this repayment, the Company acquired $26.0 million of Exar Capital loan receivables from Ganfeng.

▪During the nine months ended September 30, 2026, Exar Capital repaid a portion of outstanding loan and related interest to the Company totaling $58.6 million.

The amounts due by Minera Exar and Exar Capital to related parties arising from such transactions are unsecured, non-interest bearing and have no specific terms of payment.

Compensation of Key Management
The Company’s key management consists of the executive management team, who supervise day-to-day operations, and independent directors on the Company’s Board of Directors, who oversee management. Their compensation was as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2026	2025	2026	2025
(in US$ million)	$	$	$	$
Share based compensation	3.5	3.2	11.5	11.3
Salaries, bonuses, benefits and directors' fees included in general & administrative expenses	0.8	0.9	2.6	2.6
Salaries, bonuses and benefits included in exploration expenditures	—	0.1	0.1	0.2
	4.3	4.2	14.2	14.1

	September 30, 2026	December 31, 2025
(in US$ million)	$	$
Total due to directors	0.1	0.1
Offtake Arrangements
Each of the Company and Ganfeng is entitled to a share of offtake from production at Cauchari-Olaroz. The Company is entitled to 49% of the offtake, which would amount to approximately 19,600 tpa of lithium carbonate at full capacity of 40,000 tpa.
The Company has entered into offtake agreements with both Ganfeng and Bangchak to sell a fixed amount of offtake production at market-based prices, with Ganfeng entitled to 80% of the first 12,250 tpa of lithium carbonate (9,800 tpa assuming full production capacity) and Bangchak entitled to up to 6,000 tpa of lithium carbonate (assuming full production capacity). The balance of the Company’s offtake entitlement, amounting to up to approximately 3,800 tpa of lithium carbonate, remains uncommitted, except for limited residual rights available to Bangchak if production does not meet full capacity.

CONTRACTUAL OBLIGATIONS
As at September 30, 2026, the Company had the following contractual obligations on an undiscounted basis (excluding liabilities held for sale):

	Years ending December 31,
	2026	2027	2028	2029 and later	Total
(in US$ million)	$	$	$	$	$
Convertible Notes and GFL Debenture	—	267.0	7.2	210.0	484.2
Accounts payable and accrued liabilities	66.2	—	—	—	66.2
Obligations under office leases¹	0.1	0.3	0.2	—	0.6
Total	66.3	267.3	7.4	210.0	551.0
1Include principal and interest/finance charges.

The GFL Debenture was classified as a current liability as at September 30, 2026, since it is convertible at the option of the holder and the conversion option is not classified as equity, and the Company does not have the right to defer settlement for more than twelve months after the end of the reporting period. The above table summarizes the contractual maturities as at September 30, 2026, assuming that the conversion rights attaching to the GFL Debenture are not exercised before the due date.

NON-IFRS AND OTHER FINANCIAL MEASURES
EBITDA and Adjusted EBITDA

Lithium Argentina reports EBITDA and Adjusted EBITDA as non-GAAP financial measures. They do not have a standardized meaning under IFRS and may not be comparable to similar measures of other issuers. The most directly comparable IFRS measure is net income (loss). These measures are presented for the first time this quarter, with comparatives on the same basis, and are separate from Exar EBITDA and Exar Adjusted EBITDA, which were referred to as "Adjusted EBITDA" in prior-period highlights.

EBITDA is net income (loss) before income tax, finance and other costs, finance and other income, and depreciation and amortization. Adjusted EBITDA is EBITDA excluding the share of income (loss) of equity-accounted investees, share-based compensation, foreign exchange gains and losses, fair value gains and losses on financial instruments, impairments and impairment reversals of non-financial assets, gains and losses on the JEMSE receivable, and income (loss) from discontinued operations.
Management uses Adjusted EBITDA to assess the Company's corporate cost base separately from the Cauchari-Olaroz Project. The Company believes EBITDA is useful to investors because it presents results before financing, tax and depreciation, and that Adjusted EBITDA is useful because it shows the cost of operating the Company from period to period. Adjusted EBITDA excludes the Company's principal sources of income, its share of the Project's results and interest on loans to it, and is not a measure of cash flow.

(US$ millions)	Q3-26	Q3-25	Change	9M-26	9M-25	Change
Net income (loss) for the period	13.0	(64.5)	77.5	21.7	(75.7)	97.4
(+) Income tax expense (recovery)	—	(1.8)	1.8	—	—	—
(+) Finance and other costs	8.5	7.1	1.4	24.5	21.1	3.4
(-) Finance and other income	(8.2)	(11.3)	3.1	(23.7)	(36.6)	12.9
(+) Depreciation and amortization	0.1	0.1	—	0.3	0.3	—
EBITDA	13.4	(70.4)	83.8	22.8	(90.9)	113.7
(-/+) Share of (income) loss of Cauchari-Olaroz Project[1]	(16.8)	52.5	(69.3)	(51.1)	53.4	(104.5)
(+) Share-based compensation[2]	4.0	3.2	0.8	13.2	11.8	1.4
(+/-) Foreign exchange loss (gain)[3]	—	(0.3)	0.3	(0.1)	(0.1)	—
(+/-) (Gain) loss on financial instruments measured at fair value[4]	(7.3)	0.4	(7.7)	(5.4)	(0.1)	(5.3)
(+/-) Loss (gain) on JEMSE receivable[6]	—	9.3	(9.3)	—	9.3	(9.3)
(+/-) Loss (income) from discontinued operations, net of tax[7]	0.6	0.5	0.1	3.0	0.4	2.6
Adjusted EBITDA	(6.1)	(4.8)	(1.3)	(17.6)	(16.2)	(1.4)
Note: Figures may not sum due to rounding.
1 Reflects the Company’s 44.8% share of Minera Exar’s net income, including the Project’s financing, foreign exchange, depreciation and tax items; excluded because the Project’s operating performance is presented separately through Exar EBITDA and Exar Adjusted EBITDA.
2 Non-cash, equity-settled expense of share units and stock options; excluded because it depends on the share price and grant timing rather than the cost of operating the Company.
3 Remeasurement of non-US dollar monetary balances; excluded because it reflects exchange rate movements rather than the cost of operating the Company.
4 Fair value changes in the conversion feature of the Convertible Notes; excluded because they reflect non-operating movements associated with financing arrangements.
5 Non-cash remeasurement of non-financial asset carrying amounts; excluded because it does not reflect the cost of operating the Company in the period.
6 Remeasurement of the receivable from JEMSE, recoverable from JEMSE’s share of future Minera Exar distributions; excluded because it depends on Minera Exar’s cash flows, which are themselves excluded.
7 Results of operations disposed of or classified as held for sale, presented net of tax as discontinued operations; excluded because they do not form part of the Company’s continuing cost base.

Relationship to the Exar measures (presented separately)

The Company holds a 44.8% interest in Minera Exar, jointly controlled with Ganfeng Lithium and accounted for using the equity method, and has no direct legal claim to its revenues and expenses. The Company’s share of Minera Exar’s results is recognized as its 44.8% share of Minera Exar’s after‑tax net income (loss). Exar

EBITDA and Exar Adjusted EBITDA present the Project on a 100% basis. They are not attributable to the Company and are not combined with the Company’s measures.

Exar EBITDA and Adjusted EBITDA
Lithium Argentina reports “Exar EBITDA” and “Exar Adjusted EBITDA” as supplemental non-GAAP operational measures. These measures are presented on a 100% Exar basis and do not represent amounts attributable to Lithium Argentina or its shareholders. Lithium Argentina accounts for its 44.8% interest in Exar using the equity method and accordingly recognizes only its proportionate share of Exar’s net income or loss as a single line item in its consolidated statements of operations. These non-GAAP measures do not have a standardized meaning under IFRS and may not be comparable to similar measures disclosed by other issuers.
Management presents these measures to provide investors and other stakeholders with additional insight into the operational performance of the asset in which Lithium Argentina holds its primary interest.
Exar EBITDA is defined as Exar’s net income (loss) before income tax expense (recovery), finance costs (net), and depreciation and amortization. Exar Adjusted EBITDA further excludes foreign exchange gains and losses, gains and losses arising from derivative liabilities, other income and expense items of a non-cash or non-operating nature. These adjustments reflect items that management considers to be outside the ordinary course of operations at the Cauchari-Olaroz project and that may obscure period-to-period and peer-to-peer comparability of operating results. We believe that disclosing these measures assists readers in understanding the ongoing cash-generating potential of our significant equity investee in order to provide liquidity to fund its own needs and service its outstanding debt, as well as repay loans provided by Lithium Argentina and pay dividends.
Exar on a 100% basis

In USD millions (unless stated otherwise)	Q3-26	Q3-25	Change	Q3-26	Q2-26	Change
Net income (loss)	36.8	(66.7)	+103.5	36.8	27.0	+9.8
Income tax expense	36.6	(20.6)	+57.2	36.6	38.1	(1.5)
Finance costs, net	26.4	35.4	(9.0)	26.4	27.9	(1.5)
Depreciation and amortization	16.6	12.2	+4.4	16.6	15.0	+1.6
Exar EBITDA	116.4	(39.7)	+156.1	116.4	108.0	+8.4
FX losses/(gains)	1.6	2.7	(1.1)	1.6	7.1	(5.5)
Derivative (gains)/losses	(1.8)	45.2	(47.0)	(1.8)	(0.9)	(0.9)
Other (income)/loss	(3.7)	(0.4)	(3.3)	(3.7)	(3.9)	+0.2
Exar Adjusted EBITDA	112.5	7.8	+104.7	112.5	110.3	+2.2
Note: The reconciliation above has been prepared using financial information from Exar's financial statements, adjusted for certain reclassifications to conform with Lithium Argentina's presentation. Figures may not sum due to rounding.
Derivative gains and losses reflect fair value changes related to an embedded derivative within Exar’s USD-denominated related party loans, that are contractually required to be settled in Argentine Pesos using the Blue-Chip Swap (“BCS”) exchange rate. The fair value of this embedded derivative fluctuates with changes in the spread between the BCS rate and the official Argentine exchange rate. These amounts are excluded from Adjusted EBITDA because they reflect non-operating fair value movements associated with financing arrangements rather than the underlying operating performance of the Cauchari-Olaroz project.
Exar Cash Operating Costs, Total Cash Costs per Tonne and Cash Operating Margin

Lithium Argentina reports Exar’s “Cash Operating Costs per tonne” and “Total Cash Costs per tonne” as key non-GAAP financial measures or ratios. These non-GAAP financial measures or ratios do not have a standardized meaning under IFRS and might not be comparable to similar financial measures disclosed by other issuers. The most directly comparable IFRS measure is Exar's Cost of Sales. These metrics provide investors with insight into the Company’s cost structure by excluding non-cash and non-operating items, thereby enabling better comparability of operating performance.
Cash Operating Cost (C1) includes all expenditures incurred at the site, such as brine management, lithium plant processing, site and provincial office overheads, and inventory adjustments. These costs also include project general and administrative costs and sales logistics costs.

Total Cash Costs (C2) include all C1 costs, along with selling costs, export duties (net of refunds) and provincial royalties. Tonnes are reported on a tonnes sold basis at FOB Buenos Aires port. Exar covers the cost of transporting lithium carbonate to the port, while the delivery cost to the buyer's factory in China, along with processing and other costs are subtracted from the sales price.

Cash operating margin is a non-GAAP ratio, calculated as Exar's revenue less Cash Operating Costs (C1), divided by revenue. It does not have a standardized meaning under IFRS and might not be comparable to similar measures disclosed by other issuers. It provides investors with insight into the cash profitability of Exar’s operations before depreciation and other non-cash items. It is a performance measure and not a measure of liquidity, and the most directly comparable IFRS measure is Exar's gross profit.

Exar on a 100% basis

In USD millions (unless stated otherwise)		Q3-26	Q3-25	Change	Q3-26	Q2-26	Change
Cost of sales	M$	73.4	57.0	16.4	73.4	63.1	10.3
(-) Depreciation and inventory net realizable value adjustments	M$	(16.6)	(12.6)	(4.0)	(16.6)	(15.0)	(1.6)
(+) General & administration and sales logistics	M$	4.0	4.5	(0.5)	4.0	4.4	(0.4)
C1: Cash Operating Costs	M$	60.8	48.9	11.9	60.8	52.5	8.3
(+) Selling costs, duties and royalties	M$	9.8	1.7	8.1	9.8	9.9	(0.1)
C2: Total Cash Costs	M$	70.6	50.6	20.0	70.6	62.4	8.2
Li2CO3 Shipments (dry base)	tns	10,488	7,775	2,713	10,488	8,901	1,587
C1 Total Cash Operating Costs per tonne	$/tn	5,801	6,285	(484)	5,801	5,897	(96)
C2 Total Cash Costs per tonne	$/tn	6,734	6,514	220	6,734	7,005	(271)
Notes: Quarterly amounts added together may not equal to the total reported for the period due to rounding.

Free Cash Flow and Free Cash Flow from Operations

Lithium Argentina reports Free Cash Flow and Free Cash Flow from Operations as non-GAAP financial measures. They do not have a standardized meaning under IFRS and may not be comparable to similar measures of other issuers. The most directly comparable IFRS measure is net cash from (used in) operating activities. These measures are presented for the first time this quarter, with comparatives on the same basis, and are separate from Exar Free Cash Flow and Exar Free Cash Flow from Operations.

Free Cash Flow is net cash from (used in) operating activities of continuing operations, less capital expenditures, being purchases of property, plant and equipment, intangible assets and exploration and evaluation assets, plus net cash flows with associates and joint ventures, being repayments of loans, interest, dividends and other distributions received, less loans advanced or acquired and capital contributions made. It includes interest paid, and interest received other than from associates and joint ventures, regardless of where they are classified in the statement of cash flows. Free Cash Flow from Operations is Free Cash Flow before net cash flows with associates and joint ventures.

Management uses Free Cash Flow to assess the cash the Company generates after amounts received from the Cauchari-Olaroz Project, which the Company receives through repayment of shareholder loans and interest rather than dividends, and Free Cash Flow from Operations to assess the cash cost of operating the Company. The Company believes the measures are useful to investors for the same reasons. Neither measure represents residual cash available for discretionary use, and both are stated before repayment of the Company's convertible notes and debentures.

(US$ millions)	Q3-26	Q3-25	Change	9M-26	9M-25	Change
Net cash used in operating activities	(12.0)	(7.1)	(4.9)	(22.6)	(27.8)	5.2
(+) Discontinued operations	0.7	1.0	(0.3)	2.4	3.9	(1.5)
Operating cash flow - continuing operations	(11.3)	(6.1)	(5.2)	(20.2)	(23.9)	3.7
(-) Purchases of PP&E and E&E assets	—	—	—	—	—	—
(+) Loans and interest received from Exar Capital	45.6	—	45.6	58.6	3.9	54.7
(-) Acquisition of Exar Capital loans	—	—	—	(26.0)	—	(26.0)
Free Cash Flow	34.3	(6.1)	40.4	12.4	(20.0)	32.4
(-) Net cash flows with associates and joint ventures	(45.6)	—	(45.6)	(32.6)	(3.9)	(28.7)
Free Cash Flow from Operations	(11.3)	(6.1)	(5.2)	(20.2)	(23.9)	3.7
Note: Figures may not sum due to rounding. Free Cash Flow from Operations is not comparable to Exar Free Cash Flow from Operations, which is stated before development capital expenditures.

Exar Free Cash Flow and Exar Free Cash Flow from Operations

Lithium Argentina reports “Exar Free Cash Flow” and “Exar Free Cash Flow from Operations” as supplemental non-GAAP financial measures, presented on a 100% Exar basis. They are not standardized financial measures under IFRS and may not be comparable to similar measures disclosed by other issuers, including measures with similar titles. Exar Free Cash Flow is net cash generated from operating activities of Exar, less capital expenditures. Exar Free Cash Flow from Operations is Exar Free Cash Flow before the deduction of development capital expenditures, including the payment of capitalized interest. The most directly comparable IFRS measure for both is net cash generated from operating activities of Exar, presented under “Financial Information of Exar (on a 100% basis) – Cash Flows” above, where the underlying amounts are also disclosed.

Sustaining capital expenditures and development capital expenditures are supplementary financial measures which together comprise purchases of property, plant and equipment. Sustaining capital expenditures maintain existing operations and current production levels; development capital expenditures increase current or future production capacity, cash flow or earnings potential. Both are measured on a cash basis, and where an expenditure serves both purposes, classification follows its primary purpose. Development capital expenditures include the payment of capitalized interest settled during the periods presented.

Because Lithium Argentina’s interest in Cauchari-Olaroz is held through an equity-accounted investment rather than a controlled subsidiary, Exar’s cash flows are not presented in the Company’s consolidated statement of cash flows. Exar Free Cash Flow gives users visibility into the cash generated by the underlying operating asset after all capital expenditure incurred in the period. Development capital expenditures, including payment of capitalized interest are deducted in Exar Free Cash Flow because they are a cash cost of acquiring those production assets; had that interest been paid as it accrued rather than deferred, the cash outflow would have been included in purchases of property, plant and equipment in earlier periods. Other amounts within Exar’s investing and financing activities are not deducted, principally treasury investment activity, VAT recovery arising in the comparative period only, and movements in loan principal.

Exar Free Cash Flow from Operations is presented in addition to, and not in place of, Exar Free Cash Flow, to show the operation’s cash generation before development capital expenditures. Development capital expenditures in the periods presented relate to the settlement of interest capitalized prior to commercial production, payable to Exar Capital, a financing company jointly owned by Lithium Argentina and Ganfeng. The capitalized balance was fixed, and the remaining approximately $18.9 million was fully settled during the three months ended September 30, 2026. Development capital expenditures of approximately $19.6 million for the three months ended September 30, 2026 include approximately $0.7 million of costs incurred in connection with the settlement. No capitalized interest remains payable.

Neither measure represents an amount attributable to Lithium Argentina or its shareholders, nor residual cash available for discretionary use, and both are stated before scheduled principal repayments and interest on Exar’s third-party debt. Free Cash Flow from Operations at Exar does not represent cash flow available to the Company at its discretion. Under the shareholder agreement governing Cauchari-Olaroz, excess cash flow (as defined therein) is distributed between the Company and Ganfeng.

Exar on a 100% basis

	Three Months Ended September 30,		Nine Months Ended September 30,
In USD millions (unless stated otherwise)	2026	2025	2026	2025
Net cash generated from operating activities (IFRS)	94.6	5.2	272.6	(33.7)
(-) Purchases of PP&E	(2.8)	(3.4)	(6.5)	(9.6)
(-) Settlement of interest capitalized during construction	(19.6)	—	(36.1)	—
Exar Free Cash Flow	72.2	1.8	230.0	(43.3)
(+) Settlement of interest capitalized during construction	19.6	—	36.1	—
Exar Free Cash Flow from Operations	91.8	1.8	266.1	(43.3)
Note: The reconciliation above has been prepared using financial information from Exar’s financial statements, adjusted for certain reclassifications to conform with Lithium Argentina’s presentation. Figures may not sum due to rounding. Exar Free Cash Flow from Operations is presented in addition to, and not in place of, Exar Free Cash Flow.

Average realized lithium price

Lithium Argentina reports Exar’s average realized lithium price as a key non-GAAP financial measure. This non-GAAP financial measure does not have a standardized meaning under IFRS and might not be comparable to similar financial measures disclosed by other issuers. Average realized lithium price per tonne is defined as lithium revenue divided by total lithium tonnes sold.
FINANCIAL INSTRUMENTS
Measurement
Financial instruments recorded at fair value on the consolidated statements of financial position and presented in fair value disclosures are classified within a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:
Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2 – Inputs other than quoted prices that are observable for assets or liabilities, either directly or indirectly; and
Level 3 – Inputs for assets and liabilities that are not based on observable market data.
The fair value hierarchy requires the use of observable market inputs whenever such inputs are available. A financial instrument is classified at the lowest level of the hierarchy for which a significant input has been used in measuring fair value.

Fair value hierarchy

Financial instruments
2021 Convertible notes - embedded derivative	Level 2
GFL Convertible debenture - embedded derivative	Level 3
JEMSE receivable	Level 3
The embedded derivative associated with the 2021 Convertible Notes is measured at fair value on a recurring basis and is classified within Level 2 as the valuation is based on observable market inputs, including the Company’s quoted share price, observable volatility, risk-free interest rates and market derived credit spread.
The embedded derivative associated with the GFL Debenture is measured at fair value on a recurring basis and is classified within Level 3. The GFL Debenture is not traded in an active market and no quoted price is available. The valuation is based on a Monte Carlo simulation. The significant unobservable inputs are the expected volatility of the Company’s common shares over the remaining term of the instrument, estimated at 74% and the credit spread applicable to the Company, estimated at 3.10%. An increase in either input, in isolation, would increase the fair value of the embedded derivative. A 10% increase in the share price would increase the fair value of the derivative by approximately 18%, and a 10% decrease would reduce it by approximately 17%. A 5% increase or decrease in the assumed volatility would increase or decrease the fair value by approximately 9%.

The long-term receivable from JEMSE was measured at fair value upon initial recognition and is subsequently accounted for at amortized cost. The fair value at initial recognition was determined using unobservable inputs, including assumptions regarding the timing of future cash flows of Minera Exar and the applicable discount rate, and is classified within Level 3 of the fair value hierarchy.
The Company’s financial assets and financial liabilities measured at amortized cost include cash and cash equivalents, receivables from purchasers for lithium carbonate, loans to Exar Capital, other receivables, accounts payable and accrued liabilities, payable to Minera Exar for lithium carbonate purchases, and the debt host component of the Convertible Debentures.

As at September 30, 2026, the fair value of such financial instruments measured at amortized cost approximated their carrying value.

Risk
The Company manages risks to minimize potential losses. The primary objective of the Company’s risk management process is to ensure that risks are properly identified, monitored and managed, and that the Company maintains an appropriate capital base relative to its risk profile. The principal risks impacting the Company’s financial instruments are credit risk, liquidity risk and market risk.
Credit Risk
Credit risk refers to the potential for loss due to a counterparty’s inability to meet its financial obligations. The Company’s exposure to credit risk arises primarily from its cash and cash equivalents, receivables from purchasers of lithium carbonate, the long-term receivable from JEMSE, and loans advanced to Exar Capital.
The Company limits its exposure to credit losses on cash and cash equivalents by placing funds with major financial institutions and regularly monitoring their creditworthiness. As at September 30, 2026, the Company held its cash and cash equivalents with three financial institutions, enhancing diversification and liquidity management.
The Company actively monitors credit exposure to Exar and Exar Capital, which are related parties involved in the Cauchari-Olaroz Project. Management reviews their financial position regularly and, given the strategic nature of these relationships and the support from project partners, ensures that credit risk on these balances is maintained at acceptable levels.
As at September 30, 2026, the Company performed an expected credit loss assessment on its loans to Exar Capital. Based on this assessment, management concluded that expected credit losses were not significant and, accordingly, no impairment allowance was recognized. The Company also assessed credit risk associated with receivables outstanding at period end and determined that no material impairment was required, as a substantial portion of these receivables was settled subsequent to September 30, 2026.
Liquidity Risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s approach to managing liquidity is to evaluate current and expected funding requirements under both normal and stressed conditions and to maintain sufficient cash and cash equivalent reserves to meet short- and long-term obligations. The Company prepares annual budgets and forecasts, which are reviewed and updated regularly.
As at September 30, 2026, the Company had cash and cash equivalents of $312.3 million and receivables from purchasers of lithium carbonate of $57.5 million to settle current liabilities, excluding liabilities held for sale, of $496.0 million. Current liabilities include the 2021 equity-settleable convertible notes and the GFL Debenture with a carrying value of $177.7 million. Excluding the GFL Debenture, current liabilities were $318.3 million.

The GFL Debenture was classified as a current liability as at September 30, 2026, since it is convertible at the option of the holder and the conversion option is not classified as equity, and the Company does not have the right to defer settlement for more than twelve months after the end of the reporting period. Except in the circumstances described in Note 13 of Q3 2026 financials, its principal of $180 million is not repayable in cash until September 15, 2032.

Subsequent to September 30, 2026, the Company repurchased $200.0 million aggregate principal amount of the 2021 Convertible Notes, following which $58.8 million aggregate principal amount remains outstanding.

Market Risk
Market risk encompasses various risks, including those related to market prices, share price fluctuations, and currency movements, which can affect the fair values of financial assets and liabilities. The Company is exposed to foreign currency risk, as described below.

Foreign Currency Risk
The Company’s operations in foreign countries are subject to currency fluctuations, which may affect its financial results. The Company and its subsidiaries and associates have a US dollar functional currency, and it incurs expenditures in Canadian dollars (“CDN$”), Argentine Pesos (“ARS$”), Swiss francs (“CHF”) and US$, with the majority of the expenditures being incurred in US$ by the Company’s subsidiaries and investees. As at September 30, 2026, the Company did not hold significant amounts of cash and cash equivalents denominated in CDN$, ARS$, and CHF.
ESTIMATION UNCERTAINTY AND ACCOUNTING POLICY JUDGMENTS
Please refer to the Company’s annual MD&A for the year ended December 31, 2025, for Estimation Uncertainty and Accounting Policy Judgments disclosure. The nature and amount of significant estimates and judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty as well as accounting policies applied during the nine months ended September 30, 2026, were substantially the same as those that management applied to the consolidated financial statements as at and for the year ended December 31, 2025.
Convertible debenture issued to GFL

The GFL Debenture contains a conversion right together with a number of redemption and conversion price adjustment features. Management exercised judgment in concluding that the conversion feature is classified as a financial liability rather than as equity, because for twelve months from issuance the conversion price is reduced if the Company issues common shares or convertible securities below that price in a private financing, so the number of common shares deliverable on conversion is not fixed. Management also exercised judgment in accounting for the conversion right and the related redemption and adjustment features together as a single compound embedded derivative, and in presenting the GFL Debenture within current liabilities. The fair value of the embedded derivative is determined using a valuation model, which requires estimates of the expected volatility of the Company’s common shares and the credit spread applicable to the Company.

Classification of the PPG disposal group as held for sale

Management exercised judgment in concluding that the criteria in IFRS 5 were met on August 24, 2026, the date the definitive agreements were executed, including whether the disposal group was available for immediate sale in its present condition and whether the sale was highly probable notwithstanding that regulatory and stock exchange approvals remained outstanding at that date, and in concluding that the disposal group represents a separate major line of business presented as a discontinued operation. The Company retained control of the entities within the disposal group until completion on October 12, 2026, and continued to consolidate them through September 30, 2026.

NEW IFRS PRONOUNCEMENTS
Amendments to IFRS 9 and IFRS 7 – Amendments to the Classification and Measurement of Financial Instruments
The Company adopted the amendments to IFRS 9 and IFRS 7, Amendments to the Classification and Measurement of Financial Instruments effective January 1, 2026. These amendments clarified the recognition and derecognition date of certain financial assets and liabilities, and amended the requirements related to settling financial liabilities using an electronic payment system. It also clarified how to assess the contractual cash flow characteristics of financial assets in determining whether they meet the solely payments of principal and interest criterion, including financial assets that have environmental, social and corporate governance (ESG)-linked features and other similar contingent features. These amendments require additional disclosures for financial instruments with contingent features that do not relate directly to basic lending risks and costs and amended disclosures relating to equity instruments designated at fair value through other comprehensive income.
Upon adoption, the Company applied the optional exemption permitting derecognition of financial liabilities settled through qualifying electronic payment systems at the date the payment instruction is released, rather than the settlement date. Management assessed the Company’s payment processes and determined that the criteria for application of this exemption are met.
The adoption of these amendments did not have a material impact on the Company’s condensed consolidated interim financial statements and did not result in any significant changes to the classification or measurement of financial instruments.
IFRS 18 Presentation and Disclosure in Financial Statements
In April 2024, the International Accounting Standards Board (“IASB”) issued IFRS 18, Presentation and Disclosure in Financial Statements which will replace IAS 1, Presentation of Financial Statements.
IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, and will be applied retrospectively. It introduces defined categories and required subtotals in the statement of profit or loss, disclosures of management-defined performance measures, and enhanced requirements for the aggregation and disaggregation of information. IFRS 18 does not change the recognition or measurement of items in the financial statements.
The Company has performed an initial assessment of IFRS 18, covering the classification of its income and expenses into the new categories, the subtotals to be presented, the grouping and labelling of line items and notes, and the measures it uses in public communications. Based on its initial assessment, the Company expects that its share of profit or loss of associates and joint ventures and interest income on loans to Exar Capital will be presented in the investing category, and that interest expense and fair value changes on its convertible instruments will be presented in the financing category. IFRS 18 is not expected to affect net income or loss, earnings or loss per share, or the consolidated statement of financial position. The Company is continuing to assess the management-defined performance measures it uses in public communications and the related disclosures, as well as the transition disclosures, including the line-by-line reconciliation of the statement of profit or loss required on adoption.
Amendments to IAS 28 – Fair Value Option for Investments in Associates and Joint Ventures
In June 2026, the IASB issued amendments to IAS 28, Investments in Associates and Joint Ventures, which clarify the application of the fair value option for investments in associates and joint ventures.
The amendments specify which entities are eligible to elect to measure such investments at fair value through profit or loss, thereby providing additional guidance on the scope and application of this option.
The amendments are effective for annual reporting periods beginning on or after January 1, 2027, and are to be applied when an entity first applies IFRS 18, Presentation and Disclosure in Financial Statements. Early application is permitted if IFRS 18 is adopted early. These amendments are not expected to have an impact on the Company's consolidated financial statements.

TECHNICAL INFORMATION AND QUALIFIED PERSON
The Scoping Study for PPG was prepared by James Wang of Golder and Frederik Reidel from Atacama Water, a “qualified persons” (“QPs”) as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects and Subpart 1300 of Regulation S-K by virtue of their experience, education, and professional association, and their independence from the Company.
The scientific and technical information in this MD&A in respect of PPG has been reviewed and approved by the independent qualified persons (“QPs”) listed below, each of whom is a “qualified person” as defined in NI 43-101.
▪James Wang, P.E., Director, Golder.
▪Frederik Reidel, Managing Director, Atacama Water SpA.
Dr. Mark King was engaged as qualified person to prepare the 2026 Mineral Resource Estimate and 2026 Mineral Reserve Estimate, including the mineral resource and reserve estimation in brine for the Project in accordance with the guidelines for lithium brines set forth by the Canadian Institute of Mining, Metallurgy and

Petroleum (CIM 2012), National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and S-K 1300.
The scientific and technical information in this MD&A in respect to the Updated Estimate has been reviewed and approved by the independent QPs listed below, each of whom is a “qualified person” as defined in NI 43-101.
▪David Burga, P.Geo.
▪Mark King, PhD P.Geo., FGC
The scientific and technical information in this MD&A in respect of Cauchari-Olaroz has been reviewed and approved by David Burga, P.Geo., a “qualified person” as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects and Subpart 1300 of Regulation S-K by virtue of his experience, education, and professional association, and his independence from the Company.
DISCLOSURE CONTROLS AND PROCEDURES
Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in reports filed or submitted by us under U.S. and Canadian securities legislation is recorded, processed, summarized and reported within the time periods specified in those rules, and include controls and procedures designed to ensure that information required to be disclosed in reports filed or submitted by us under U.S. and Canadian securities legislation is accumulated and communicated to management, including the Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), as appropriate, to permit timely decisions regarding required disclosure. Management, including the CEO and CFO, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in the rules of the SEC and the Canadian Securities Administrators, as at September 30, 2026. Based on this evaluation, the CEO and CFO have concluded that our disclosure controls and procedures were effective as at September 30, 2026.
MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
The Company’s management, including the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well-designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. There have been no significant changes in our internal controls over financial reporting during the nine months ended September 30, 2026, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
Management, including the CEO and CFO, has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) 2013 framework to evaluate the effectiveness of our internal control over financial reporting. Based on this assessment, the Company’s management, including the CEO and CFO, has concluded that as at September 30, 2026, the Company’s internal control over financial reporting was effective.
The effectiveness of our internal controls over financial reporting has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, which has expressed its opinion in its report included with our annual consolidated financial statements for the financial year ended December 31, 2025.
FORWARD-LOOKING STATEMENTS
This MD&A contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as “forward-looking information”). These statements relate to future events or the Company’s future performance. All statements, other than statements of historical fact, may be forward-looking information. Forward-looking information generally can be identified by the use of words such as “seek,” “anticipate,” “plan,” “continue,” “estimate,” “expect,” “may,” “will,” “project,” “predict,” “propose,” “potential,” “targeting,” “intend,” “could,” “might,” “should,” “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information.

In particular, this MD&A contains forward-looking information, including, without limitation, with respect to the following matters or the Company’s expectations relating to such matters; our guidance, expected financial results and condition of the Company; the Company's future objectives and strategies to achieve those objectives, expected production for Cauchari-Olaroz; operation of Cauchari-Olaroz, including timing, approach, continuity or change in plans, construction, commissioning, milestones, anticipated production and results thereof and expansion plans; the implementation of DLE technology at Cauchari-Olaroz; expected remaining funding commitments at the Cauchari-Olaroz Operation; expected timing of full capacity production at Cauchari-Olaroz and plans for additional production capacity; the results of the Stage 2 Scoping Study, including, without limitation, expected mine life, production, capital and operating costs, IRR, NPV and other economic and operating parameters for Stage 2; Stage 2 targeted production capacity; estimates, and any change in estimates, of the Mineral Resources and Mineral Reserves at the Company’s properties; development of Mineral Resources and Mineral Reserves; government regulation of mining operations and treatment under governmental and taxation regimes; the future price of commodities, including lithium; the realization of Mineral Resources and Mineral Reserves estimates, including whether Mineral Resources that are not included in Mineral Reserves will ever be developed into Mineral Reserves, and information and underlying assumptions related thereto; the timing and amount of future production; expectations with respect to costs of production; liquidity outlook; use of proceeds from financing activities; currency exchange and interest rates; the Company’s expectations with respect to meeting its funding obligations through its financing plans; expectations with respect to the sufficiency of current cash balances and other sources to fund planned expenditures; the Company’s ability to raise capital and the sufficiency of currently available funding; expected expenditures to be made by the Company on its properties; the timing, cost, quantity, capacity and product quality of production of the Cauchari-Olaroz Operation; successful operation of Cauchari-Olaroz under its co-ownership structure; ability to produce battery quality lithium products; the Company’s share of the expected capital expenditures for the construction of Cauchari-Olaroz; expectations regarding PPG JV’s advancement and benefits, the targeted production capacity, and the potential production of lithium chloride; the results of the Scoping Study, including, without limitation, expected mine life, production, capital and operating costs, IRR, NPV and other economic and operating parameters of PPG; financing of the PPG JV and development of PPG ability to achieve capital cost efficiencies; stability and inflation related to the Argentine peso, matters relating to the agreement reached by the Argentine government with the International Monetary Fund in respect of Argentina’s external debt, whether the Argentine government implements additional foreign exchange and capital controls, and the effect of current or any additional regulations on the Company’s operations; and opportunities for regional growth and development of the Pastos Grandes basin expected from the acquisition.

Forward-looking information does not take into account the effect of transactions or other items announced or occurring after the statements are made. Forward-looking information contained in this MD&A is based upon a number of expectations and assumptions and is subject to a number of risks and uncertainties, many of which are beyond the Company’s control, that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. With respect to forward-looking information listed above, the Company has made assumptions regarding, among other things:
▪current technological trends;
▪a cordial business relationship between the Company and third party strategic and contractual partners, including the co-owners of the Company’s projects;
▪ability of the Company to fund, advance and develop Cauchari-Olaroz and its other projects, and expected production and the timing thereof at Cauchari-Olaroz;
▪ability of the Company to fund, advance and develop PPG;
▪the successful operation of Cauchari-Olaroz under its co-ownership structure;
▪ability of the Company to produce battery quality lithium products;
▪the Company’s ability to operate in a safe and effective manner;
▪uncertainties relating to receiving and maintaining mining, exploration, environmental and other permits or approvals in Argentina;
▪demand for lithium, including that such demand is supported by growth in the electric vehicle market;
▪the impact of increasing competition in the lithium business, and the Company’s competitive position in the industry;

▪general economic, geopolitical, and political conditions;
▪the stable and supportive legislative, regulatory and community environment in the jurisdictions where the Company operates;
▪regulatory, and political matters that may influence or be influenced by future events or conditions;
▪local and global political and economic conditions;
▪governmental and regulatory requirements and actions by governmental authorities, including changes in government policies;
▪stability and inflation of the Argentine Peso, including any foreign exchange or capital controls which may be enacted in respect thereof, and the effect of current or any additional regulations on the Company’s operations;
▪the impact of unknown financial contingencies, including litigation costs, on the Company’s operations;
▪gains or losses, in each case, if any, from short-term investments in Argentine bonds and equities;
▪estimates of and unpredictable changes to the market prices for lithium products;
▪development and ramp up costs for the Cauchari-Olaroz operation, and costs for any additional exploration work at the operation;
▪uncertainties inherent to estimates of Mineral Resources and Mineral Reserves, including whether Mineral Resources not included in Mineral Reserves will be further developed into Mineral Reserves;
▪reliability of technical data;
▪anticipated timing and results of exploration, development and construction activities;
▪discretion in the use of proceeds of certain financing activities; the Company’s ability to obtain additional financing on satisfactory terms or at all;
▪the ability to develop and achieve production at any of the Company’s mineral exploration and development properties;
▪the impacts of pandemics and geopolitical issues on the Company’s business;
▪the impact of inflation and other economic conditions on the Company’s business and global markets;
▪ability to repay or refinance debt as it comes due; and
▪accuracy of development budget and construction estimates.

Many of these expectations, assumptions, risk and uncertainties are beyond the Company’s control and could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. Although the Company believes that the assumptions and expectations reflected in such forward-looking information are reasonable, the Company can give no assurance that these assumptions and expectations will prove to be correct. Since forward-looking information inherently involves risks and uncertainties, undue reliance should not be placed on such information. The Company’s actual results could differ materially from those anticipated in any forward-looking information as a result of the risk factors set out herein and, in the Company’s Form 20-F and other filings, which are available on the Company’s website at www.lithium-argentina.com, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.
All forward-looking information contained in this MD&A is expressly qualified by the risk factors set out in the latest Form 20-F, this MD&A and other public filings. Such risks include, but are not limited to the following: the Company’s mineral properties, or the mineral properties in which it has an interest, may not be developed or operate as planned and uncertainty of whether there will ever be production at the Company’s mineral exploration properties, or the properties in which it has an interest; cost overruns; risks associated with the Company’s ability to successfully secure adequate additional funding; market prices affecting the ability to develop or operate the Company's mineral properties and properties in which it has an interest; risks associated with co-ownership and/or joint venture arrangements; risks related to acquisitions, integration and dispositions; risk to the growth of lithium markets; lithium prices; inability to obtain required governmental permits and government-imposed limitations on operations; technology risk; inability to achieve and manage expected growth; political risk associated with foreign operations, including co-ownership arrangements with foreign domiciled partners; risks arising from the outbreak of or continued hostilities in Ukraine, the Middle East and other parts of the world and the international response, including but not limited to their impact on commodity markets, fuel prices, supply chains, equipment and construction prices and on capital markets in general; emerging and developing market risks; risks relating to tariff wars, including but not limited to their impact on capital markets, interest rates, the availability of financing, commodity markets, supply chains, equipment and construction prices; risks associated with not having production experience; operational risks; changes in government regulations; changes to environmental requirements; failure to obtain or maintain necessary licenses, permits or approvals; insurance risk; receipt and security of mineral property titles and mineral tenure risk; changes in project parameters as plans continue to be refined; changes in legislation, governmental or community policy; regulatory risks with respect to strategic minerals; mining industry competition; market risk; volatility in global financial conditions; uncertainties associated with estimating Mineral Resources and Mineral Reserves, including uncertainties relating to the assumptions underlying Mineral Resource and Mineral Reserve estimates; whether certain Mineral Resources will ever be converted into Mineral Reserves; uncertainties with respect to estimates of operating costs and related economics for the Cauchari-Olaroz Project; uncertainties with respect to the formation of the PPG JV, the development of PPG and the expected economics of PPG; risk that the Company may not be able to file the RIGI application and obtain the anticipated benefits therefrom as anticipated, or at all; risk that the Company may not be able to finance the development of PPG as contemplated, or at all; risk that the Company may not be able to attract third party investors for the development of PPG as contemplated, or at all; risk that the Company will not be able to implement DLE technology; uncertainties inherent to the results of technical and economic studies, such as the Company's Scoping Studies, which are subject to significant assumptions and a high degree of uncertainty; risks in connection with the Company’s existing debt financing; risks related to investments in Argentine bonds and equities; opposition to development of the Company’s mineral properties; lack of brine management regulations; surface access risk; risks related to climate change; geological, technical, drilling or processing problems; uncertainties in estimating capital and operating costs, cash flows and other project economics; liabilities and risks, including environmental liabilities and risks inherent in mineral extraction operations; health and safety risks; risks related to the stability and inflation of the Argentine Peso, including any foreign exchange or capital controls which may be enacted in respect thereof, and the effect of current and any additional regulations on the Company’s operations; risks related to unknown financial contingencies, including litigation costs, on the Company’s operations; unanticipated results of exploration activities; unpredictable weather conditions; unanticipated delays in preparing technical studies; inability to generate profitable operations; restrictive covenants in debt instruments; lack of availability of additional financing on terms acceptable to the Company, or to the Company and its co-owners for any co-ownership interests; shareholder dilution; intellectual property risk; dependency on consultants and key personnel; payment of dividends; competition for, amongst other things, capital, undeveloped lands and skilled personnel; fluctuations in currency exchange and interest rates; regulatory risk, including as a result of the Company’s dual-exchange listing and increased costs thereof; conflicts of interest; share price volatility; and cybersecurity risks and threats. Such risk factors are not exhaustive.

The Company does not undertake any obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law. All forward-looking information contained in this MD&A is expressly qualified in its entirety by this cautionary statement. Additional information about the above-noted assumptions, risks and uncertainties is contained in the Company’s Form 20-F and other public filings, which are available on the Company’s website at www.lithium-argentina.com, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.